Marex Group plc announces second quarter 2025 results

NEW YORK, 13 August 2025 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform, providing essential liquidity, market access and infrastructure services to clients in the energy, commodities and financial markets, today reported financial results for the second quarter ('Q2 2025').
Ian Lowitt, Group Chief Executive Officer, stated, “I am delighted with our very strong performance. In the first half we generated almost $1 billion of revenue and a record $203 million of Adjusted Profit Before Tax1 (PBT), up 27% on last year. The second quarter, at $106 million of Adjusted PBT1, was up 16% on Q2 of last year, which was a tough comparator as we benefited from unusually positive market making opportunities. We continue to generate a high Return on Equity at 28% for the second quarter with a robust Reported Profit Before Tax margin of almost 21% for the same period.
This strong performance validates our strategy and our execution of that strategy. The acquisition of the Prime Services business from TD Cowen in late 2023 has been a particular success and has increased our earnings power, but it is the combination of all our acquisitions and organic growth initiatives which have delivered these great results. We remain very excited about our prospects going forward."
Financial and Operational Highlights:
H1 25 Performance

Revenue	Adjusted Profit Before Tax[1]	Profit Before Tax	Reported Basic EPS
$967.4m	$202.7m	$201.6m	$2.01
+23%	+27%	+45%	+43%
H1 24: $787.9m	H1 24: $159.2m	H1 24: $139.0m	H1 24: $1.41
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
•Record Adjusted Profit Before Tax1 of $202.7m, up 27% year on year:
–Revenue increased by 23% to $967.4m (H1 2024: $787.9m), driven by growth in both Agency and Execution and Clearing
–Adjusted Profit Before Tax1 margin increased to 21.0% (H1 2024: 20.2%), driven by margin expansion in Agency and Execution, reflecting growth in higher margin products and the benefits of restructuring

Q2 25 Performance

Revenue	Adjusted Profit Before Tax[1]	Profit Before Tax	Reported Basic EPS
$500.1m	$106.4m	$103.6m	$1.03
+18%	+16%	+29%	+27%
Q2 24: $422.1m	Q2 24: $91.5m	Q2 24: $80.1m	Q2 24: $0.81
•Record Adjusted Profit Before Tax1 of $106.4m, up 16% year on year:
–Adjusted Profit Before Tax1 margin was broadly stable at 21.3% (Q2 2024: 21.7%)
•Revenue increased by 18% to $500.1m, demonstrating the value in our diversified platform:
–Agency and Execution revenue increased by 59% to $260.8m, driven by strong growth in Securities revenues and the ongoing expansion of Prime Services, as well as continued strong performance in Energy
–Clearing revenue increased by 12% to $138.8m, as market volatility and new clients drove an increase in contracts cleared, and with the inclusion of Aarna Capital Limited which completed on 27 March 2025
–Market Making revenue decreased by 17% to $57.4m. Lower revenues in metals compared to a record second quarter last year more than offset strong performance in energy
–Hedging and Investment Solutions revenue decreased by 9% to $40.7m, as elevated market volatility at the start of April led to a reduction, and shortening in duration, of client hedging activity, before improving later in the quarter

Strategic Execution
•Executed growth strategy to add geographies, product capabilities and new clients to our platform:
–Completed the acquisition of Agrinvest, a Brazilian agricultural commodities business, on 1 July 2025, expanding our footprint in South America
–Hamilton Court Group acquisition completed on 1 July 2025, expanding our FX capabilities in EMEA
–Announced the acquisition of Winterflood Securities on 25 July 2025, a leading UK equity market maker, enhancing Marex’s existing UK cash equities business, adding new clients and a proprietary trading technology platform to Marex
•Prudent approach to capital and funding: continued to hold significant levels of surplus liquidity following issuance of $500 million 3-year senior unsecured notes in May, further diversifying our sources of funding
•Risk management discipline: robust approach to managing risk while supporting our clients ensured low credit provisions through periods of market volatility
•Dividend: Q2 2025 dividend of $0.15 per share, to be paid in the third quarter of 2025
•Further reduction in private equity shareholding: a significantly oversubscribed secondary offering in April and subsequent sell-downs by the pre-IPO private equity shareholders, resulted in their residual ownership reducing to 17%

	3 months ended	3 months ended		6 months ended	6 months ended
Financial Highlights: ($m)	30 June 2025	30 June 2024	Change	30 June 2025	30 June 2024	Change
Revenue	500.1	422.1	18%	967.4	787.9	23%
Profit Before Tax	103.6	80.1	29%	201.6	139.0	45%
Profit Before Tax Margin (%)	20.7%	19.0%	170 bps	20.8%	17.6%	320 bps
Profit After Tax	76.7	59.3	29%	149.2	102.9	45%
Profit After Tax Margin (%)	15.3%	14.0%	130 bps	15.4%	13.1%	230 bps
Return on Equity (%)	28.4%	28.7%	(30) bps	28.6%	25.4%	320 bps
Basic Earnings per Share ($)[2]	1.03	0.81	27%	2.01	1.41	43%
Diluted Earnings per Share ($)[2]	0.98	0.76	29%	1.91	1.32	45%

Adjusted Profit Before Tax[1]	106.4	91.5	16%	202.7	159.2	27%
Adjusted Profit Before Tax Margin (%)[1]	21.3%	21.7%	(40) bps	21.0%	20.2%	80 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	77.0	66.8	15%	145.3	115.7	26%
Adjusted Return on Equity (%)[1]	31.4%	36.6%	(520) bps	30.7%	31.6%	(90) bps
Common Equity	981.1	729.2	35%	946.4	731.5	29%
Adjusted Basic Earnings per Share ($)[1,2]	1.08	0.96	13%	2.05	1.70	21%
Adjusted Diluted Earnings per Share ($)[1,2]	1.02	0.90	13%	1.95	1.59	23%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.
2. Weighted average number of shares reflects the Group's 2024 reverse share split.

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, 13 August 2025, at 9am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here:
https://edge.media-server.com/mmc/p/gyie6oed
Enquiries please contact:
Marex
Investors – Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media – Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024		30 June 2025	30 June 2024
	$m	$m	Change	$m	$m	Change
Net commission income	257.1	208.4	23%	507.8	427.3	19%
Net trading income	203.3	136.5	49%	362.4	242.7	49%
Net interest income	34.6	65.4	(47)%	88.0	101.0	(13)%
Net physical commodities income	5.1	11.8	(57)%	9.2	16.9	(46)%
Revenue	500.1	422.1	18%	967.4	787.9	23%

Compensation and benefits	(305.9)	(256.0)	19%	(597.6)	(485.9)	23%
Depreciation and amortisation	(8.6)	(7.7)	12%	(16.5)	(15.5)	6%
Other expenses	(83.7)	(80.6)	4%	(157.5)	(150.2)	5%
Provision for credit losses	(1.1)	1.9	(158)%	(1.1)	2.2	(150)%
Bargain purchase gain on acquisitions	0.2	—	n.m.[2]	3.6	—	n.m.[2]
Other income	2.6	0.4	550%	3.3	0.5	560%
Profit Before Tax	103.6	80.1	29%	201.6	139.0	45%
Tax	(26.9)	(20.8)	29%	(52.4)	(36.1)	45%
Profit After Tax	76.7	59.3	29%	149.2	102.9	45%

Reconciliation to Adjusted Profit Before Tax:[1]

Profit Before Tax	103.6	80.1	29%	201.6	139.0	45%
Bargain purchase gain	(0.2)	—	n.m.[2]	(3.6)	—	n.m.[2]
Acquisition related costs	—	(0.2)	n.m.[2]	—	—	n.m.[2]
Amortisation of acquired brands and customer lists	1.7	1.8	(6%)	3.0	2.6	15%
Activities relating to shareholders	—	—	n.m.[2]	—	2.4	n.m.[2]
Employer tax on vesting of the growth shares	—	2.2	n.m.[2]	—	2.2	n.m.[2]
Owner fees	—	0.7	n.m.[2]	0.4	2.4	(83)%
IPO preparation and public offering of ordinary shares	—	4.6	n.m.[2]	—	8.3	n.m.[2]
Fair value of the cash settlement option on the growth shares	—	2.3	n.m.[2]	—	2.3	n.m.[2]
Equity issuance	1.3	—	n.m.[2]	1.3	—	n.m.[2]
Adjusting items	2.8	11.4	(75)%	1.1	20.2	(95)%
Adjusted Profit Before Tax[1]	106.4	91.5	16%	202.7	159.2	27%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2. n.m = not meaningful as a percentage.

Financial Review (continued)
Summary Financial Results (continued)
Costs and Group Headcount
The Board and Senior Management also monitor costs split between Front Office Costs and Control and Support Costs to better understand the Group's performance. The table below provides the Group's management view of costs:

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024	Change	30 June 2025	30 June 2024
	$m	$m		$m	$m	Change
Front office costs[1]	(272.2)	(224.8)	21%	(530.6)	(434.9)	22%
Control and support costs[2]	(116.0)	(100.4)	16%	(222.8)	(181.0)	23%
Other	(1.3)	(11.4)	(89)%	(1.7)	(20.2)	(92)%
Total Reported Costs	(389.5)	(336.6)	16%	(755.1)	(636.1)	19%
1.    These costs are the total of compensation and benefits and other expenses in the Statutory Income Statement provided above.
2. Management review Front Office Costs and Control and Support Costs when assessing Adjusted Profit Before Tax performance.
The following table provides a breakdown of Front Office and Control and Support Headcount:

	30 June 2025	30 June 2024		30 June 2025	30 June 2024
Full Time Equivalent (‘FTE’) headcount[1]	Average for the three-month period	Average for the three-month period	Change	Average for the six-month period	Average for the six-month period	Change
Front office	1,318	1,256	5%	1,301	1,247	4%
Control and support	1,259	1,066	18%	1,221	1,040	17%
Total	2,577	2,322	11%	2,522	2,287	10%
1.    For analysis purposes, average headcount is used in the performance commentary outlined below.
Performance for the three months ended 30 June 2025
Revenue grew by 18% to $500.1m (Q2 2024: $422.1m), driven by a strong performance in Agency and Execution across both Securities and Energy, as well as Clearing.
Net commission income increased by $48.7m to $257.1m (Q2 2024: $208.4m). The growth was driven mainly by Agency and Execution, which grew $43.2m to $187.2m (Q2 2024: $144.0m), reflecting strong performance in Securities and Energy, supported by higher transaction volumes.
Net trading income rose by $66.8m to $203.3m (Q2 2024: $136.5m). The growth was driven by a $65.4m increase in Agency and Execution to $76.2m (Q2 2024: $10.8m), with strong performance across all asset classes. The most significant contribution came from the continued strategic expansion of our Prime Services capabilities, including growth in our securities based swaps offering.
Net Interest Income has decreased by 47% to $34.6m (Q2 2024:$65.4m) driven by a 100 bps reduction in the average fed rates and higher interest expense relating to senior debt issuances in November 2024 ($600m) and May 2025 ($500m), ongoing structured note issuance, partially offset by an increase in client balances.
Total reported costs increased by 16% from $336.6m in Q2 2024 to $389.5m in Q2 2025 driven by both higher front office and control and support costs. Front office costs increased by $47.4m to $272.2m (Q2 2024: $224.8m), largely reflecting higher compensation costs on strong revenue performance, a 5% increase in average front office headcount and growth in direct costs reflecting higher front office technology investment to support future growth. Front office headcount growth reflected restructuring activity in Agency and Execution and reallocation of FTE from front office to control and support in Q2 2024. Excluding these, average front office FTE headcount grew by 9% year on year.
Control and Support costs increased $15.6m to $116.0m (Q2 2024: $100.4m), primarily reflecting an increase in investment in our finance, risk, technology and compliance functions, as we continue to invest in our people and systems to support future growth. This increase also included specific investment in relation to our compliance with the Sarbanes-Oxley Act of 2002, and an increase in professional fees due to the debt issuance and our recent acquisitions.
Reported Profit Before Tax increased by $23.5m to $103.6m (Q2 2024: $80.1m), driven by strong revenue growth and improved operating margins. The Group's Reported Profit Before Tax margin increased from 19.0% in Q2 2024 to 20.7% in Q2 2025 reflecting margin expansion in Agency and Execution due to the growth of higher margin products including Prime Services and the restructuring of underperforming desks while Q2 2024 was also impacted by a number of adjusting items related to the IPO and owner fees.
Adjusting items reduced by $8.6m to $2.8m (Q2 2024: $11.4m). These costs are primarily related to corporate activities and are recognised within our Corporate segment. Adjusting items reduced mainly due to the non-recurrence of costs incurred in preparation for and associated with our successful IPO and owner fees in the prior period.
As a result of the revenue and cost trends noted above, Adjusted Profit Before Tax1 increased $14.9m to $106.4m (Q2 2024: $91.5m) while Adjusted Profit Before Tax Margin1 remained broadly stable at 21.3% (Q2 2024: 21.7%) reflecting the higher adjusting items removed in the prior period.

Financial Review (continued)
Summary Financial Results (continued)
Performance for the six months ended 30 June 2025
Revenue grew by 23% to $967.4m (H1 2024: $787.9m) underpinned by an increase in net trading income of $119.7m driven primarily by Securities within Agency and Execution, alongside an increase in net commission income of $80.5m reflecting growth in both Securities and Energy.
Net interest income decreased 13% to $88.0m (H1 2024 $101.0m) driven by a 100 bps reduction in the average fed rates and higher interest expense relating to senior debt issuances in November 2024 ($600m) and May 2025 ($500m), ongoing structured note issuance, partially offset by an increase in client balances.
Total reported costs increased by 19% from $636.1m in H1 2024 to $755.1m in H1 2025. This increase was driven by higher front office costs which increased by 22% to $530.6m (H1 2024: $434.9m) while control and support costs increased by 23% to $222.8m (H1 2024: $181.0m). Growth in the Group’s cost base reflected headcount growth of 10%, strong revenue driving higher performance costs and an increase in investment across our functions including technology.
Reported Profit Before Tax increased 45% to $201.6m (H1 2024: $139.0m), driven by strong revenue growth and improved operating margins. The Group's Reported Profit Before Tax margin increased from 17.6% in H1 2024 to 20.8% in H1 2025 reflecting margin expansion in Agency and Execution due to the growth of higher margin products, including Prime Services, and the restructuring of underperforming desks.
As a result of the revenue and cost trends noted above, Adjusted Profit Before Tax1 increased 27% to $202.7m (H1 2024: $159.2m) and Adjusted Profit Before Tax Margin1 increased to 21.0% (H1 2024: 20.2%).

Net interest income1

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024	Change	30 June 2025	30 June 2024	Change
Average Fed Funds %	4.3%	5.3%	(100) bps	4.3%	5.3%	(100) bps
Average balances ($bn)[2]	18.0	13.5	4.5	17.6	12.4	5.2
Interest Income ($m)	181.4	184.2	(2.8)	360.2	331.5	28.7
Interest paid out ($m)	(68.2)	(65.1)	(3.1)	(127.7)	(126.0)	(1.7)
Interest on balances ($m)	113.2	119.1	(5.9)	232.5	205.5	27.0
Net Yield on balances %	2.5%	3.5%	(100) bps	2.3%	3.1%	(80) bps
Average notional debt securities ($bn)	(4.9)	(2.6)	(2.3)	(4.5)	(2.6)	(1.9)
Yield %	6.5%	7.9%	(140) bps	6.5%	7.9%	(140) bps
Interest expense ($m)	(78.6)	(53.7)	(24.9)	(144.5)	(104.5)	(40.0)
Net Interest Income ($m)	34.6	65.4	(30.8)	88.0	101.0	(13.0)
1.The interest income and interest expense amounts are presented net of certain elements which are presented gross within the statutory results.
2.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

Financial Review (continued)
Segmental performance
Clearing
Marex provides clearing services across the range of energy, commodity and financial markets. We face the exchange on behalf of our clients providing access to 60 exchanges globally.
Performance for the three months ended 30 June 2025
Clearing revenue increased 12% to $138.8m (Q2 2024: $124.2m), driven by growth across all revenue lines. In Q2 2025 the business increased both client balances and volumes, whilst managing risk amid elevated volatility.
Net commission income increased by $5.4m to $71.5m (Q2 2024: $66.1m). Higher market volatility and the addition of new clients alongside the acquisition of Aarna Capital Limited, resulted in a higher number of contracts cleared in the quarter.
Net trading income increased by $6.9m to $8.2m (Q2 2024: $1.3m) This includes both exchange traded and OTC contracts as well as repo clearing.
Net interest income increased to $59.1m (Q2 2024: $56.8m) primarily reflecting higher average client balances, partially offset by 100bps of lower average fed funds rates compared to Q2 2024.
Adjusted Profit Before Tax1 increased by 2% to $70.5m (Q2 2024: $69.2m) while Adjusted Profit Before Tax Margin1 decreased to 51% (Q2 2024: 56%) reflecting increased costs as we invested to expand our capabilities into new regions, including Abu Dhabi, APAC and South America. This also reflected higher compensation costs on strong revenue performance.
Performance for the six months ended 30 June 2025
Clearing revenue increased 15% to $258.0m (H1 2024: $224.9m with growth across all revenue lines.
Net commission income increased by 3% to $139.3m (H1 2024: $135.6m) and net trading income increased to $11.2m (H1 2024: $2.3m) driven by higher market volatility and increased client activity. Net interest income increased 24% to $107.5m primarily reflecting higher client balances, partially offset by 100bps lower average fed funds rates compared to H1 2024.
Adjusted Profit Before Tax1 increased 7% to $127.1m (H1 2024: $119.0m) while Adjusted Profit Before Tax Margin1 decreased to 49% (H1 2024: 53%) reflecting increased costs as we invested to expand our geographic footprint, a 8% increase in average front office headcount, and higher compensation costs on strong revenue performance.

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024		30 June 2025	30 June 2024
	$m	$m	Change	$m	$m	Change
Net commission income	71.5	66.1	8%	139.3	135.6	3%
Net interest income	59.1	56.8	4%	107.5	87.0	24%
Net trading income	8.2	1.3	531%	11.2	2.3	387%
Revenue	138.8	124.2	12%	258.0	224.9	15%
Front office costs	(45.3)	(38.9)	16%	(87.5)	(72.4)	21%
Control and support costs	(22.3)	(16.1)	39%	(42.6)	(33.4)	28%
Recovery/(provision) for credit losses	(0.6)	0.1	(700)%	(0.6)	0.1	(700)%
Depreciation and amortisation	(0.1)	(0.1)	—%	(0.2)	(0.2)	—%
Other income	—	—	n.m.[3]	—	—	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	70.5	69.2	2%	127.1	119.0	7%
Adjusted Profit Before Tax Margin[1]	51%	56%	(500) bps	49%	53%	(400) bps

Front office headcount (No.)[2]	279	262	6%	276	256	8%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q2 24 and H1 24.
3. n.m = not meaningful as a percentage.

Key Performance Indicators	12 months ended 30 June 2025	12 months ended 30 June 2024
			Change
Marex contracts cleared (m)	1,247	975	28%
Market volumes[1] (m)	12,247	10,677	15%

1.Volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX).

Financial Review (continued)
Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, petrochemical and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Our presence in the financial markets is growing as we integrate and optimise recent acquisitions, enabling Marex to diversify its asset class coverage away from traditional commodity markets. We are starting to see a maturation of our offerings across all asset classes, contributing to enhanced revenue growth and margin expansion for the overall business.
Performance for the three months ended 30 June 2025
Q2 2025 was a record quarter for Agency and Execution, with revenue increasing by 59% to $260.8m (Q2 2024: $164.5m). We saw strong contributions from both Securities, reflecting the continued strategic expansion of our Prime Services offering, and Energy which experienced record volumes.
Securities revenues, increased by $75.0m to $168.6m (Q2 2024: $93.6m) due primarily to the growth in our Prime Services business driven by a significant increase in clients on our platform as well as growth in securities-based swaps. We also saw growth in all asset classes including, equities, rates, credit and FX, and an increase in transaction volumes.
Energy revenues increased by $21.9m to $92.0m (Q2 2024: $70.1m), reflecting a combination of record volumes, strong demand for our environmentals offering, particularly in the US, and continued expansion in our large desks in oil and energy.
Adjusted Profit Before Tax1 increased by 208% to $69.0m (Q2 2024: $22.4m) while Adjusted Profit Before Tax Margin1 increased to 26% (Q2 2024: 14%) driven by improvements in productivity from restructuring, as well as growth in higher margin activity, particularly Prime Services.

Financial Review (continued)
Agency and Execution
Performance for the six months ended 30 June 2025
Agency and Execution revenue increased 50% to $500.3m (H1 2024: $332.6m) driven by strong growth in Securities and Energy.
Securities revenues grew by $131.1m to $319.6m (H1 2024: $188.5m) driven by an increase in transaction volumes in all asset classes including, equities, rates, credit and FX, alongside the strategic expansion of our Prime Services offering.
Energy revenues increased by $36.9m to $180.2m (H1 2024: $143.3m), reflecting a combination of record volumes, good demand for our environmentals offering, particularly in the US, and continued expansion of our large desks in oil and energy.
Adjusted Profit Before Tax1 increased 180% to $125.7m (H1 2024: $44.9m). Adjusted Profit Before Tax Margin1 increased by 1,200 bps to 25% (H1 2024: 13%). The margin improvement was driven by the benefit from restructuring in the business driving improvements in productivity, as well as growth in higher margin activity, particularly Prime Services.

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024		30 June 2025	30 June 2024
	$m	$m	Change	$m	$m
Securities	168.6	93.6	80%	319.6	188.5	70%
Energy	92.0	70.1	31%	180.2	143.3	26%
Other revenue	0.2	0.8	(75)%	0.5	0.8	(38)%
Revenue	260.8	164.5	59%	500.3	332.6	50%
Front office costs	(168.9)	(127.8)	32%	(330.6)	(258.8)	28%
Control and support costs	(22.3)	(14.0)	59%	(43.3)	(28.1)	54%
Provision for credit losses	(0.6)	—	n.m.[3]	(0.6)	(0.3)	100%
Depreciation and amortisation	(0.2)	(0.3)	(33)%	(0.3)	(0.5)	(40)%
Other income	0.2	—	n.m.[3]	0.2	—	n.m.[3]

Adjusted Profit Before Tax ($m)[1]	69.0	22.4	208%	125.7	44.9	180%
Adjusted Profit Before Tax Margin[1]	26%	14%	1,200 bps	25%	13%	1,200 bps

Front office headcount (No.)[2]	677	673	1%	673	677	(1)%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m = not meaningful as a percentage.

	12 months ended	12 months ended
Key Performance Indicators	30 June 2025	30 June 2024	Change
Marex volumes: Energy (m)	67	56	20%
Marex volumes: Securities (m)	311	259	20%
Market volumes: Energy[1] (m)	1,921	1,569	22%
Market volumes: Securities[2] (m)	11,677	10,251	14%

1.Volumes traded on Marex key exchanges (CBOT, Eurex, ICE, NYMEX, SGX)
2.Volumes relating to Financial securities (corporate bonds, equities, FX, repo, volatility) traded on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX

Financial Review (continued)
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products, primarily in the energy, metals and agriculture markets. This ability to make prices and trade as principal in a wide variety of energy, environmentals and commodity markets differentiates us from many of our competitors.
Performance for the three months ended 30 June 2025
Revenue decreased by 17% to $57.4m (Q2 2024: $69.5m) reflecting a return to more typical trading levels following an exceptionally strong prior-year quarter. Market conditions across asset classes were more varied in Q2 2025, yet the diversified business delivered a strong performance in both Metals and Energy, and a weaker quarter for Agriculture.
Q2 2024 marked the strongest quarter on record for Metals, with exceptional performance from heightened volatility in the metals market due to revised guidance on Russian metals from the LME. In comparison, Metals posted its second-best quarter on record in Q2 2025 with revenues of $41.2m, supported by continued strength in precious metals, partially offset by continued uncertainty from the potential implementation of global tariffs on base metals. Despite this strong performance, Metals revenue decreased by 12% to $41.2m (Q2 2024: $47.0m).
Energy also performed strongly with revenue up $4.7m to $10.9m (Q2 2024: $6.2m), benefitting from market volatility driving increased revenues across all Energy desks.
Q2 2025 was a challenging environment for Agriculture with revenue down $8.8m resulting in immaterial revenues (Q2 2024: $8.7m) due to tariff announcements and elevated prices, notably in cocoa and coffee, reducing market liquidity and impacting trading strategies.
Securities revenue decreased to $5.4m (Q2 2024 $7.6m) as the impact of negative market movements in equities following tariff announcements in April 2025 was offset by growth in FX.
Adjusted Profit Before Tax1 decreased by 37% to $18.2m (Q2 2024: $28.9m), while Adjusted Profit Before Tax Margin1 decreased to 32% (Q2 2024: 42%), driven by lower revenue.
Performance for the six months ended 30 June 2025
Market Making revenue decreased 1% to $110.3m (H1 2024: $111.3m) driven by reductions in Metals and Agriculture partially offset by growth in Energy and Securities.
Metals revenues in H1 2025 decreased by $4.5m to $63.9m (H1 2024: $68.4m) reflecting a return to more typical trading following heightened volatility in Q2 2024, due to revised guidance on Russian metals from the LME. Energy revenues increased by $5.7m to $19.5m (H1 2024: $13.8m) benefiting from the increased volatility within the market in particular in Q2 2025. Agriculture revenue decreased by $7.2m to $7.1m (H1 2024: $14.3m) as strong trading in Q1 2025 was followed by a weak Q2 2025. Securities revenue increased to $19.8m (H1 2024 $14.8m) primarily driven by growth in FX and stock lending.
Adjusted Profit Before Tax1 decreased 11% to $35.0m (H1 2024: $39.5m). Adjusted Profit Before Tax Margin1 decreased by 300 bps to 32% (H1 2024: 35%).

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024		30 June 2025	30 June 2024
	$m	$m	Change	$m	$m	Change
Metals	41.2	47.0	(12)%	63.9	68.4	(7)%
Agriculture	(0.1)	8.7	(101)%	7.1	14.3	(50)%
Energy	10.9	6.2	76%	19.5	13.8	41%
Securities	5.4	7.6	(29)%	19.8	14.8	34%
Revenue	57.4	69.5	(17)%	110.3	111.3	(1)%
Front office costs	(32.6)	(32.3)	1%	(61.5)	(55.2)	11%
Control and support costs	(6.5)	(8.2)	(21)%	(13.6)	(16.4)	(17)%
Provision for credit losses	—	—	n.m.[3]	—	—	n.m.[3]
Depreciation and amortisation	(0.1)	(0.1)	0%	(0.2)	(0.2)	0%
Other income	—	—	n.m.[3]	—	—	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	18.2	28.9	(37)%	35.0	39.5	(11)%
Adjusted Profit Before Tax Margin[1]	32%	42%	(1,000) bps	32%	35%	(300) bps
Front office headcount (No.)[2]	158	145	9%	152	143	6%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q2 24 and H1 24.
3. n.m = not meaningful as a percentage.

Financial Review (continued)
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored commodity hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Our financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product.
Performance for the three months ended 30 June 2025
Revenue decreased by 9% to $40.7m (Q2 2024: $44.7m) driven by challenging market conditions, notably volatility following the announcements of US tariffs in April, before improving later in the quarter. Notwithstanding, the business performed well in this environment adding new clients and assisting existing clients with their risk management requirements.
Hedging Solutions revenue decreased by $3.4m to $19.6m (Q2 2024: $23.0m) as uncertainty around tariff announcements led to an overall reduction and shortening of duration in client hedging activity. Financial Products revenue was marginally down $0.6m to $21.1m (Q2 2024: $21.7m) as US tariff announcements in April caused an initial slowdown in client activity which subsequently recovered later in the quarter.
Adjusted Profit Before Tax1 decreased by 55% to $6.3m (Q2 2024: $14.1m), while Adjusted Profit Before Tax Margins1 also decreased to 15% (Q2 2024: 32%) as a result of the ongoing investment in our technology platform to support future growth, while Q2 2024 also benefited from a $1.8m bad debt provision release for a position fully provided for in 2023.
Performance for the six months ended 30 June 2025
Q2 2025 was a more challenging market when compared to Q1 2025 following the announcement of US tariffs in April. Notwithstanding, on a cumulative basis H1 2025 Hedging and Investment Solutions revenue was stable at $85.7m compared to H1 2024 of $86.0m.
Financial products revenue increased by 19% to $51.8m (H1 2024: $43.5m) driven by growth in clients. Hedging Solutions revenue decreased by 20% to $33.9m (H1 2024: $42.5m) as an overall reduction and shortening of duration in client hedging activity was caused by the US tariff announcements in Q2 2025.
Adjusted Profit Before Tax1 decreased 33% to $17.3m (H1 2024: $26.0m). Adjusted Profit Before Tax Margin1 decreased by 1,000 bps to 20% (H1 2024: 30%) as a result of the ongoing investment in our technology platform to support future growth.

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024		30 June 2025	30 June 2024
	$m	$m	Change	$m	$m	Change
Hedging solutions	19.6	23.0	(15)%	33.9	42.5	(20)%
Financial products	21.1	21.7	(3)%	51.8	43.5	19%
Revenue	40.7	44.7	(9)%	85.7	86.0	—%
Front office costs	(25.3)	(25.5)	(1)%	(51.0)	(48.2)	6%
Control and support costs	(9.0)	(6.7)	34%	(17.1)	(13.3)	29%
Provision for credit losses	—	1.8	(100)%	—	1.8	(100)%
Depreciation and amortisation	(0.1)	(0.2)	(50)%	(0.3)	(0.3)	0%
Other income	—	—	n.m.[4]	—	—	n.m.[4]
Adjusted Profit Before Tax ($m)[1]	6.3	14.1	(55)%	17.3	26.0	(33)%
Adjusted Profit Before Tax Margin[1]	15%	32%	(1,700) bps	20%	30%	(1,000) bps
Front office headcount (No.)[2]	204	176	16%	200	171	17%
Structured notes balance ($m)[3]	3,763.6	2,112.8	78%	3,763.6	2,112.8	78%

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. The Structured Notes balance presented is period end (e.g. 30 June 2025 and 30 June 2024). The 30 June 2025 balance consisted of 5,871 notes with an average maturity of 15 months and a total market value of $3,763.6m. The 30 June 2024 balance consisted of 3,271 notes with an average maturity of 16 months and a total market value of $2,112.8m).
4. n.m = not meaningful as a percentage.

Financial Review (continued)
Corporate
Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate manages the Group’s funding requirements, interest expense is incurred through debt securities issuance, which is charged to other segments thorough inter-segmental funding allocations to reflect their consumption of these resources.

	3 months ended	3 months ended		6 months ended	6 months ended
	30 June 2025	30 June 2024		30 June 2025	30 June 2024
	$m	$m	Change	$m	$m	Change
Revenue	2.4	19.2	(88)%	13.1	33.1	(60)%
Control and support costs[3]	(56.0)	(55.8)	—	(106.2)	(90.2)	18%
Recovery of credit losses	0.1	—	n.m.[4]	0.1	0.6	(83)%
Depreciation and amortisation	(6.5)	(7.0)	(7)%	(12.5)	(14.3)	(13)%
Other income	2.4	0.5	380%	3.1	0.6	417%

Adjusted Loss Before Tax ($m)[1]	(57.6)	(43.1)	34%	(102.4)	(70.2)	46%

Control and support headcount (No.)[2]	1,259	1,066	18%	1,221	1,040	17%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    Control and support costs are presented on an unallocated basis.
4. n.m = not meaningful as a percentage.
Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets have increased from $24.3bn at 31 December 2024 to $31.2bn at 30 June 2025. This was driven by increases in Trade Receivables from $7.6bn to $10.9bn and Securities from $6.5bn to $8.5bn.
During the period, the Group benefited from increased liquidity driven by growth in the Group's Financial Products business combined with the $500m proceeds from the Group's Senior Note Issuance in May 2025, which increased debt securities by $1.7bn to $5.2bn. The additional liquidity gives us the ability to support our clients during periods of volatility as well as take advantage of market opportunities to grow our businesses. We saw significant growth our Prime Services offering, primarily related to securities-based swaps, which was the primary driver of the $2.1bn increase in Securities to $8.5bn. Additionally, the continued growth of the Group's Clearing business in the US and APAC during the period contributed to higher client balances. Unsettled securities transactions also increased, driven by the Group's Agency and Execution business which led to an increase in Trade Receivables and Trade Payables.
The Group's equity base increased during the first half of the year, with Total Equity increasing by 14% to $1.1bn, up from $976.9m primarily driven by strong profitability during the first half of the year with Profit After Tax of $149.2m in H1 2025. These increases were partly offset by a dividend payment of $27.3m in H1 2025.

	30 June 2025	31 December 2024
	$m	$m	Change
Cash & Liquid Assets[1]	6,908.7	6,213.0	11%
Trade Receivables	10,949.9	7,553.2	45%
Reverse Repo Agreements	2,607.2	2,490.4	5%
Securities[2]	8,533.5	6,459.7	32%
Derivative Instruments	1,471.7	1,163.5	26%
Other Assets[3]	435.3	199.7	118%
Goodwill and Intangibles	282.0	233.0	21%
Total Assets	31,188.3	24,312.5	28%
Trade Payables	13,372.6	9,740.4	37%
Repurchase Agreements	3,290.7	2,305.8	43%
Securities[4]	6,826.4	6,656.7	3%
Debt Securities	5,257.8	3,604.5	46%
Derivative Instruments	1,096.5	751.7	46%
Other Liabilities[5]	233.1	276.5	(16)%
Total Liabilities	30,077.1	23,335.6	29%
Total Equity	1,111.2	976.9	14%
1.    Cash & Liquid Assets are cash and cash equivalents, treasury instruments pledged as collateral, treasury instruments unpledged, and fixed income securities.
2.    Securities assets are equity instruments and stock borrowing.
3.    Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4.    Securities liabilities are stock lending and short securities.
5.    Other Liabilities are deferred tax liability, lease liability, provisions and corporation tax.

Financial Review (continued)
Liquidity

	30 June 2025	31 December 2024
	$m	$m
Total available liquid resources	3,356.6	2,439.8
Liquidity headroom	1,999.9	1,060.0
A prudent approach to capital and liquidity and commitment to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 30 June 2025, the Group held $3.4bn of total available liquid resources, including the undrawn portion of the committed revolving credit facility (FY 2024: $2.4bn).
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds, unencumbered securities guaranteed by the U.S. Government, excess funds held at exchanges, and other liquid unencumbered securities post haircut. The Group also includes any undrawn portion of its revolving credit facility in its total available liquid resources. The unsecured revolving credit facility of $150m remains undrawn as at 30 June 2025 (FY 2024: $150m, undrawn). Facilities held by operating subsidiaries, and which are only available to the relevant subsidiary, have been excluded from these figures as they are not available to the Group.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systematic and idiosyncratic risk factors.
Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 30 June 2025 was determined by the Own Funds Threshold Requirement set via an assessment of the Group’s capital adequacy and risk assessment conducted annually.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
Maintaining a prudent approach to capital and liquidity in order to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development. The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group’s capital position as at 30 June 2025 and as at the 2024 year end:

	30 June 2025	31 December 2024
	$m	$m
Core equity Tier 1 Capital[1]	727.9	623.9
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	1.1	1.6
Total Capital resources	826.6	723.1

Own Funds Threshold Requirement[2]	342.2	308.8
Total Capital Ratio[3]	242%	234%
1.    Core Tier 1 Capital contains the unaudited results for the period.
2.    Own Funds Requirement presented as Own Funds Threshold Requirement based on the latest Individual Capital and Risk Assessment process.
3.    The Group’s total capital resources as a percentage of Own Funds Requirement.
At 30 June 2025, the Group had a Total Capital Ratio of 242% (FY 2024: 234%), representing significant capital headroom to minimum requirements. The increase in the Total Capital Ratio resulted from an increase in total capital resources due to profit (unaudited) in H1 2025.

Financial Review (continued)
Dividend
The Group approved the payment of a dividend of $0.15 per share to be paid on 11 September 2025 to the shareholders on record at the close of business on 26 August 2025.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including expected financial results, acquisitions and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflict in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S regulatory regime, including with respect to tariffs; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.
Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gain, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is Profit after Tax divided by revenue.
Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity)
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to Additional Tier 1 (“AT1”) note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax.
Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit after Tax Attributable to Common Equity)
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the six months ended 30 June 2025 and 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 December of the prior year, 31 March of the current year and 30 June of the current year. For the six months ended 30 June 2025 and 2024, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by two and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes. For the three months ended 30 June 2025 and 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 March of the current year and 30 June of the current year. For the three months ended 30 June 2025 and 2024, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by four and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes.
We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average Equity for the six months ended 30 June 2025 and 2024 is calculated as the average of total equity at 31 December of the prior year, 31 March of the current year and 30 June of the current year. For the six months ended 30 June 2025 and 2024, Return on Equity is calculated for comparison purposes on an annualised basis as Profit After Tax for the period multiplied by two and then divided by Average Equity for the period. It is presented on an annualised basis for comparison purposes. Average Equity for the three months ended 30 June 2025 and 2024 is calculated as the average of total equity at 31 March of the current year and 30 June of the current year. For the three months ended 30 June 2025 and 2024, Return on Equity is calculated for comparison purposes on an annualised basis as Profit After Tax for the period multiplied by four and then divided by Average Equity for the period. It is presented on an annualised basis for comparison purposes.

Appendix 1 (continued)
Non-IFRS Financial Measures and Key Performance Indicators (continued)
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS financial measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Trades Executed” means the total number of trades executed on our platform in a given year.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.
“Market Volumes” are calculated as follows:
•All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX)
•Energy volumes on CBOT, Eurex, ICE, NYMEX, SGX
•Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX

Appendix 1 (continued)
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended	3 months ended	6 months ended	6 months ended
	30 June 2025	30 June 2024	30 June 2025	30 June 2024
	$m	$m	$m	$m
Profit After Tax	76.7	59.3	149.2	102.9
Taxation charge	26.9	20.8	52.4	36.1
Profit Before Tax	103.6	80.1	201.6	139.0
Bargain purchase gains[1]	(0.2)	—	(3.6)	—
Acquisition costs[2]	—	(0.2)	—	—
Amortisation of acquired brands and customer lists[3]	1.7	1.8	3.0	2.6
Activities relating to shareholders[4]	—	—	—	2.4
Employer tax on vesting of the growth shares[5]	—	2.2	—	2.2
Owner fees[6]	—	0.7	0.4	2.4
IPO preparation costs[7]	—	4.6	—	8.3
Fair value of the cash settlement option on the growth shares[8]	—	2.3	—	2.3
Public offering of ordinary shares[9]	1.3	—	1.3	—
Adjusted Profit Before Tax	106.4	91.5	202.7	159.2
Tax and the tax effect on Adjusting Items[10]	(26.1)	(21.4)	(50.8)	(36.9)
Profit attributable to AT1 note holders[11]	(3.3)	(3.3)	(6.6)	(6.6)
Adjusted Profit after Tax Attributable to Common Equity	77.0	66.8	145.3	115.7

Profit After Tax Margin	15.3%	14.0%	15.4%	13.1%
Adjusted Profit Before Tax Margin[12]	21.3%	21.7%	21.0%	20.2%

Basic Earnings per Share ($)	1.03	0.81	2.01	1.41
Diluted Earnings per Share ($)[13]	0.98	0.76	1.91	1.32

Adjusted Basic Earnings per Share($)	1.08	0.96	2.05	1.70
Adjusted Diluted Earnings per Share ($)[13]	1.02	0.90	1.95	1.59

Weighted average number of shares	71,450,299	69,349,518	70,998,545	68,160,724
Period end number of shares	71,699,922	70,290,886	71,699,922	70,290,886

Common Equity[14]	981.1	729.2	946.4	731.5
Adjusted Return on Equity (%)	31.4%	36.6%	30.7%	31.6%
1.    A bargain purchase gain was recognised as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2.    Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's Prime Services and Outsourced Trading business.
3.    This represents the amortisation charge for the year/period of acquired brands and customers lists.
4.    Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes. In prior years, this balance was presented as part of amortisation of acquired brands and customer lists.
5.    Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
6.    Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.
7.    IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
8.    Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to take equity, the liability was derecognised.
9.    Costs relating to the public offerings of ordinary shares by certain selling shareholders.
10.Adjusting Operating Tax represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons..
11.Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends.
12.Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
13.The weighted average numbers of diluted shares used in the calculation of earnings per share are as follows: three months ended 30 June 2025 75,101,773; three months ended 30 June 2024 74,083,017; six months ended 30 June 2025 74,650,019; six months ended 30 June 2024 72,894,223.
14.Common Equity for each three-month period is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 March and 30 June of the related year. Common Equity for each six-month period is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 December of the prior year and 31 March and 30 June of the current year.

Appendix 2 – Supplementary Financial Information
Revenue
The following tables present the Group's segmental revenue for the periods indicated:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
3 months ended 30 June 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	71.5	187.2	(1.6)	—	—	257.1
Net trading income	8.2	76.2	59.2	59.7	—	203.3
Net interest income/(expense)	59.1	(3.2)	(4.7)	(19.0)	2.4	34.6
Net physical commodities income	—	0.6	4.5	—	—	5.1
Revenue	138.8	260.8	57.4	40.7	2.4	500.1

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
3 months ended 30 June 2024	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	66.1	144.0	(1.7)	—	—	208.4
Net trading income	1.3	10.8	64.3	60.1	—	136.5
Net interest income/(expense)	56.8	9.5	(4.7)	(15.4)	19.2	65.4
Net physical commodities income	—	0.2	11.6	—	—	11.8
Revenue	124.2	164.5	69.5	44.7	19.2	422.1
The following tables present the Group's segmental revenue for the periods indicated:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
6 months ended 30 June 2025	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	139.3	370.1	(1.6)	—	—	507.8
Net trading income	11.2	126.1	114.1	111.0	—	362.4
Net interest income/(expense)	107.5	2.4	(9.7)	(25.3)	13.1	88.0
Net physical commodities income	—	1.7	7.5	—	—	9.2
Revenue	258.0	500.3	110.3	85.7	13.1	967.4

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
6 months ended 30 June 2024	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	135.6	294.5	(2.8)	—	—	427.3
Net trading income	2.3	19.9	108.5	112.0	—	242.7
Net interest income/(expense)	87.0	17.5	(10.6)	(26.0)	33.1	101.0
Net physical commodities income	—	0.7	16.2	—	—	16.9
Revenue	224.9	332.6	111.3	86.0	33.1	787.9